SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 26, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on August 26, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 26 August 2013

ING to sell ING Life Korea to MBK Partners

•	Sale is next major step in divestment of Asian insurance/investment management units

•	ING to receive total cash proceeds of approx. KRW 1.84 trillion (EUR 1.24 billion)

•	ING to hold an indirect stake of around 10% in ING Life Korea for approx. EUR 80 million

•	Transaction result expected to be approx. EUR -950 million

ING announced today that it has reached an agreement to sell ING Life Korea, its wholly owned life insurance business in South Korea, to MBK Partners for a total purchase price of approximately KRW 1.84 trillion (EUR 1.24 billion at current exchange rates). Under the terms of the agreement, ING will hold an indirect stake of approximately 10% in ING Life Korea for an amount of KRW 120 billion (EUR 80 million at current exchange rates). ING has also reached a licensing agreement that will allow ING Life Korea to continue to operate under the ING brand for a maximum period of five years. In addition, over the course of one year, ING will continue to provide technical support and advice to ING Life Korea.

“This transaction is a major step in the divestment of our Asian insurance and investment management activities. Together with the scheduled payment of the next tranche of the core Tier 1 securities to the Dutch State in November 2013, this will bring us further into the end phase of the restructuring of our company,” said Jan Hommen, CEO of ING Group. “I am convinced that with the support of MBK Partners, ING Life Korea will continue to grow its customer offering and build on its position as the fifth-largest insurance company in the Korean market. Through its 10% stake, ING will be able to benefit from that growth potential.”

ING has made great strides in delivering on its programme to divest its insurance businesses as announced in 2009. Since then, ING has sold its insurance and investment management operations in Canada, Australia & New Zealand and Latin America, and a large portion of its insurance and investment management activities in Asia. In May 2013, ING’s U.S.-based retirement, investment and insurance business was successfully listed on the New York Stock Exchange, reducing ING’s stake to approximately 71%. ING has accelerated preparations for the IPO of its European insurance and investment management businesses to be ready to go to market in 2014. The process to divest the remaining insurance and investment management businesses is on-going and any further announcements will be made if and when appropriate.

TRANSACTION DETAILS

Total cash proceeds for the sale of ING Life Korea amount to KRW 1.84 trillion (EUR 1.24 billion at current exchange rates). MBK Partners is executing the transaction announced today through Life Investment Ltd, a private equity fund and will manage the investment in ING Life Korea for MBK Partners as well as for other investors in the fund. As part of the transaction, ING will hold an indirect stake of approximately 10% in ING Life Korea for an amount of KRW 120 billion (EUR 80 million at current exchange rates) which will be held by ING Insurance (ING Verzekeringen N.V.). As previously announced, the proceeds of the transaction will be used to further reduce the debt of ING Insurance.

The transaction values ING Life Korea at 9.2x fiscal year 2012 earnings (ending on 31 March 2013) and 0.73x book value as per 31 March 2013, both on a local Korean GAAP basis

The transaction is expected to result in an after-tax loss for ING Group of approximately EUR 950 million, to be booked in the third quarter of 2013. The final transaction result at closing is subject to potential adjustments customary for this type of transaction.

The transaction announced today is subject to regulatory approvals and is expected to close in the fourth quarter of 2013. It does not impact ING’s Commercial Banking activities in South Korea.

Established in 1987, ING Life Korea is South Korea’s largest foreign life insurer, with about 1.3 million customers, more than 1,000 employees and approximately 6,800 tied agents. It offers a comprehensive suite of life insurance products across the customer lifecycle.

Established in March 2005, MBK Partners is the largest private equity firm in Korea and one of the largest private equity groups in the Asia-Pacific region, with over USD 8 billion in capital under management. MBK Partners focuses on buyouts in Korea, Japan and China and is registered with the Financial Supervisory Commission as a domestic private equity firm in Korea. With offices in Seoul, Tokyo, Shanghai and Hong Kong, MBK Partners has 20 investee companies in its portfolio, with over USD 5.8 billion in aggregate revenues and 292,000 employees. The Firm has a track record of investments in financial services, including a bank, an insurance company, a leasing company and a consumer financing company in Korea and China. MBK Partners is a long-term investor and is committed to advancing the development of the financial services industry in its markets. The Firm’s investors include public and corporate pension funds, financial institutions, sovereign wealth funds and funds of funds from around the world as well as its home markets of Korea, Japan and China.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 57 66386	+31 20 57 66396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: August 26, 2013